Filed by Peoples Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                    Subject Company:  Peoples Energy Corporation
                                                      Commission File No. 1-5540

This filing consists of the Announcement E-mail from the CEO of Peoples Energy Corporation to its employees distributed on July 10, 2006.

To all employees:

I'm very pleased to announce that today Peoples Energy and WPS Resources have signed an agreement to combine Peoples Energy's operations with WPS Resources to create a leading diversified energy company serving the Midwest, Northeast U.S., and Canada

As you know, we have been seeking a growth opportunity like this for quite awhile and I strongly believe this combination will benefit the employees, customers and shareholders of both companies.

The combination company, which will be headquartered in Chicago, will serve over 2 million customers in 4 states.

While this is an exciting and historic day for all of us, I know that you will have many questions about how this change will affect you, and we will do everything within our power to answer your questions as we move through this process.

The most important thing to remember is that this transaction will not cause any immediate changes to your pay, benefits or job responsibilities. We have many milestones yet to reach before the agreement becomes final, which is tentatively scheduled for early 2007. For now, you should continue to do the very best at your job, working to serve our customers every day.

To help answer your immediate questions and ensure you have as much information as we can provide about today's announcement, you will be invited to participate in an employee meeting in your area today. Please make every effort to attend, as this will be a good opportunity for you to ask questions and get the right information about today's announcement. It's important to remember that it is early in the process so many of your questions might not be answered for a few days or weeks.

Finally, I will be holding an all-employee call to answer your questions from noon to 12:30 p.m CST today. We hope you can join us. However, I also know that many of you will be busy serving our customers and won't be able to dial in. We will make the conference call available to you afterward through your manager.

The dial-in number is 1-800-811-8845. The pass code is 6617497. You should plan on calling in to the number about 5 minutes before noon. I look forward to hearing from you then.

In the meantime, if you have any questions, please contact your immediate supervisor.

Ultimately, this is very exciting news for all of us. This combination will improve our competitive position in the marketplace and enable us to better serve our customers. I believe there will be many new and exciting opportunities that will be created as a result of these two companies combining.

And finally, I'd like to thank you in advance for your dedication and commitment through this time of transition. Remember: our customers are still counting on us to provide safe and reliable service.

Thank you.

Forward-Looking Statements
--------------------------

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.


Additional Information
----------------------

This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement will include a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth
J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention:
Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
----------------------------------------

WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 1, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
----------------

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.